EXHIBIT 99.1

Burcon Announces Intention to File Form 25

VANCOUVER, British Columbia, May 24, 2018 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR) (“Burcon” or the “Company”), a leader in natural product extraction, purification and isolation technologies, announced today that in order to complete the expected delisting of its common shares, the Company intends to file a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) with the Securities and Exchange Commission (the “SEC”) on June 4, 2018 to delist the Company’s common shares from the Nasdaq Capital Market and to deregister its common shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company expects that the delisting and deregistration will become effective ten days and ninety days, respectively, from the date of filing. The Company today provided notice to NASDAQ Stock Market LLC (“Nasdaq”) of the Company’s intention to file the Form 25.

As previously disclosed, the Company received a letter, dated April 25, 2018, from the Nasdaq Hearings Panel (the “Panel”) that the Panel had determined to delist the Company’s common shares from the Nasdaq Capital Market, the immediate effect of which was to suspend the trading of the Company’s common shares from the Nasdaq Capital Market at the open of business on Friday, April 27, 2018. Nasdaq customarily files a Form 25-NSE with the SEC at least 45 days after a suspension occurs, although the timing of such filing can vary. The Company determined to file the Form 25 as it will provide the Company with greater certainty regarding the timing of its delisting and deregistration.

Since the suspension of the Company’s common shares from the Nasdaq Capital Market, the Company’s common shares have been trading in the United States on the OTC Pink Open Market (the “Pink Market”), operated by OTC Markets Group, under the ticker “BUROF”.

Upon the effectiveness of the delisting, the Company intends to file a Form 15F with the SEC to terminate its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934. Upon the filing of the Form 15F, the Company’s reporting obligations with the SEC, including its obligation to file annual reports on Form 20-F and furnish reports on Form 6-K, will be immediately suspended. The Company’s reporting obligations will continue to be met in accordance with Canadian securities regulations and filed on SEDAR under the Company’s profile at www.sedar.com, and on the Company’s website at http://www.burcon.ca.

About Burcon NutraScience Corporation

Burcon is a leader in developing technologies for the production of valuable plant-sourced ingredients for use in food, nutrition, wellness and supplement products. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes. Burcon is also conducting research to develop extraction and isolation processes for the production of purified cannabinoid extracts from cannabis and other organic source materials. For more information about the company, visit www.burcon.ca.

Cautionary Note Regarding Forward-Looking Statements

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward- looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe”, “future,” “likely,” “may,” “should,” “could”, “will” and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, the continued trading of the Company’s common shares on the TSX , and the Company’s intention to file a Form 15F with the SEC and the timing thereof, as well as other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon’s plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, interpretation of existing regulations, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and securities exchanges, including in the section entitled “Risk Factors” in Burcon’s annual information form dated June 21, 2017 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon’s latest annual report on Form 20-F filed with the SEC on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should place undue reliance on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:

Paul Lam

Manager, Business Development

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca www.burcon.ca